Exhibit 99.1

ironSource Announces Second Quarter 2022 Results

Revenue of $183 million, 35% year-over-year growth

Adjusted EBITDA of $56 million, 31% Adjusted EBITDA margin

Dollar-based net expansion rate of 142%

TEL AVIV, Israel, August 10, 2022 – ironSource (NYSE: IS) (“ironSource” or the “Company”), a leading business platform for the App Economy, today announced financial results for the three months ended June 30, 2022.

“We are very pleased with our Q2 results, as ironSource is proud to be among the few technology companies that deliver high-growth coupled with consistent profitability. We’ve had a strong quarter, with revenue of $183 million, growing 35% year-over-year, and a dollar-based net expansion rate of 142%, as customers continue to grow using our platform,” said Tomer Bar-Zeev, CEO and co-founder of ironSource. “This quarter we also signed a definitive agreement to merge with Unity Software in an all-stock transaction, a combination which we believe will create a unique and powerful platform that will unlock significant value for customers and shareholders.”

On August 9, 2022, Unity received a non-binding, hostile acquisition proposal from Applovin. We firmly believe that our proposed deal with Unity is clearly superior, and will deliver greater value for Unity and ironSource shareholders.

Second Quarter 2022 Financial Highlights:

●	Total revenue of $183 million, an increase of 35% year-over-year.
●	GAAP Net Income of $13 million.
●	Adjusted EBITDA[1] of $56 million, an increase of 22% year-over-year.
●	Adjusted EBITDA margin[1] of 31%.
●	Dollar-based net expansion rate of 142%.
●	446 customers each contributing more than $100,000 of revenue in the trailing 12 months compared to 309 customers in the 12 months ended June 30, 2021, an increase of 44% year-over-year.

1 Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with, U.S. GAAP. Please see Annex A of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

Second Quarter 2022 Corporate and Business Highlights:

●	As announced on July 13, 2022 ironSource entered into a merger agreement with Unity Software Inc. (NYSE:U) in an all-stock transaction that values ironSource at approximately $4.4 billion (the “Merger”). The proposed Merger has been approved by the boards of directors of both companies, and is expected to close during the fourth quarter of 2022, subject to customary closing conditions, including regulatory and shareholder approval of both companies.
●	DISH Network Corporation’s Boost Mobile signed an exclusive six-year strategic agreement with ironSource to leverage the Aura solution suite to power a richer device experience.
●	For the first time, Supersonic Studios, ironSource publishing solution, was the #1 game publisher in the world in terms of downloads, driven by six new games that reached the top 10 most downloaded games.
●	ironSource partnered with Take-Two Interactive and their 2K publishing label to drive incremental monetization with the Tapjoy Offerwall.

Earnings Conference Call

In light of the proposed transaction with Unity, ironSource will not be hosting a conference call or providing financial guidance in conjunction with its second quarter 2022 earnings release.

Key Performance Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors. Also included in this press release are certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, which are designed to complement the financial information presented in accordance with GAAP, because ironSource management believes such measures are useful to investors. See Annex A to this press release for a reconciliation of the non-GAAP financial measures to the nearest GAAP measure, which should be carefully evaluated.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in its business model, which improves its solutions and thereby increases its value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve-month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as net income adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted, as applicable, for asset impairments, share-based compensation expense, fair value adjustments related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance and should not be considered as alternatives to net income as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For more information on the non-GAAP financial measures, please see the reconciliation tables provided in Annex A below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis. Certain items that impact Adjusted EBITDA are out of the Company's control and/or cannot be reasonably predicted. These items include, but are not limited to, share based compensation expenses. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation to net income is not available without unreasonable effort.

About ironSource

ironSource (NYSE: IS) is a leading business platform that enables mobile content creators to prosper within the App Economy. App developers use ironSource's platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the App Economy. For more information, please visit www.is.com

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity and ironSource operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file or furnish, as applicable, other relevant documents with or to the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed or furnished by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to (as applicable) the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

Investor Relations

Daniel Amir

daniel.amir@is.com

+ 1 415-726-5900

Press

Michal Chafets

michal.chafets@is.com

+972548300831

Source: ironSource

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$235,882	$778,261
Short-term deposits	150,631	—
Accounts receivable, net of allowances of $828 and $437 as of June 30, 2022 and December 31, 2021, respectively	286,809	232,049
Other current assets	61,814	42,382
Total current assets	735,136	1,052,692
Long-term restricted cash	3,266	3,495
Deferred tax assets	14,561	2,012
Operating lease right-of-use assets	37,676	34,116
Property, equipment and software, net	30,739	25,131
Investment in equity securities and other investments	21,000	20,000
Goodwill	456,354	240,299
Intangible assets, net	188,619	54,221
Other non-current assets	73,273	18,857
Total assets	$1,560,624	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2022	2021
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$265,682	$247,362
Operating lease liabilities	9,905	7,525
Other current liabilities	62,980	53,949
Total current liabilities	338,567	308,836
Deferred tax liabilities	6,898	6,514
Long-term operating lease liabilities	28,541	30,076
Other non-current liabilities	1,955	2,829
Total liabilities	375,961	348,255
Commitments and contingencies
Shareholders’ equity:
Class A and Class B ordinary shares, no par value; 11,500,000,000 (Class A 10,000,000,000 and Class B 1,500,000,000) shares authorized; 1,022,958,567 (Class A 679,594,924 and Class B 343,363,643) and 1,018,468,804 (Class A 652,938,412 and Class B 365,530,392) issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at June 30, 2022 and December 31, 2021	(67,460)	(67,460)
Additional paid-in capital	1,101,163	1,042,589
Accumulated other comprehensive income (loss)	(2,482)	495
Retained earnings	153,442	126,944
Total shareholders’ equity	1,184,663	1,102,568
Total liabilities and shareholders’ equity	$1,560,624	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$182,785	$135,036	$372,450	$254,749
Cost of revenue	40,581	22,765	80,668	42,905
Gross profit	142,204	112,271	291,782	211,844
Operating expenses:
Research and development	35,208	23,161	69,864	43,571
Sales and marketing	77,901	52,181	153,190	100,902
General and administrative	21,464	20,686	44,311	36,233
Total operating expenses	134,573	96,028	267,365	180,706
Income from operations	7,631	16,243	24,417	31,138
Financial expenses (income), net	(1,224)	977	(878)	2,006
Income before income taxes	8,855	15,266	25,295	29,132
Provision for (benefit from) income taxes	(3,871)	5,262	(1,203)	8,884
Net income	$12,726	$10,004	$26,498	$20,248
Basic net income per ordinary share	$0.01	$0.01	$0.03	$0.02
Weighted-average ordinary shares outstanding – basic	1,019,451,473	658,950,556	1,018,784,260	652,122,890
Diluted net income per ordinary share	$0.01	$0.01	$0.02	$0.02
Weighted-average ordinary shares outstanding – diluted	1,062,899,357	746,974,212	1,073,791,056	729,329,729

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months Ended June 30,		Six months Ended June 30,
	2022	2021	2022	2021

	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income	$12,726	$10,004	$26,498	$20,248
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,389	5,874	31,124	11,217
Share-based compensation expenses	27,411	20,664	51,796	37,474
Non-cash lease expense	(3,316)	615	(3,132)	842
Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,664	1,107	3,981	(139)
Gain on disposal of property and equipment	(3)	—	(1)	—
Interest accrued and other financial expenses	(631)	521	(631)	628
Deferred income taxes, net	(12,325)	99	(16,160)	(728)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(19,206)	(38,015)	(2,736)	(38,866)
Other current assets	(10,737)	(3,894)	(26,888)	(18,644)
Other non-current assets	(37,794)	(4,740)	(55,241)	(8,037)
Accounts payable	(16,044)	27,025	(21,029)	20,368
Other current liabilities	(5,009)	(7,404)	(11,604)	(1,553)
Other non-current liabilities	(420)	438	(678)	637
Net cash provided by (used in) continuing operating activities	(45,295)	12,294	(24,701)	23,447
Net cash provided by (used in) discontinued operating activities	—	—	—	(5,168)
Net cash provided by (used in) operating activities	(45,295)	12,294	(24,701)	18,279
Cash flows from investing activities
Purchase of property and equipment	(517)	(287)	(1,899)	(760)
Capitalized software development costs	(4,270)	(2,587)	(8,118)	(5,602)
Purchase of intangible assets	—	—	—	(1,950)
Acquisitions, net of cash acquired	(2,963)	—	(356,589)	(89,340)
Purchase of equity securities and other investments	(1,000)	(20,000)	(1,000)	(20,000)
Investments in short-term deposits	(150,000)	—	(150,000)	—
Maturities of short-term deposits	—	—	—	17,590
Net cash used in continuing investing activities	(158,750)	(22,874)	(517,606)	(100,062)
Net cash used in discontinued investing activities	—	—	—	—
Net cash used in investing activities	(158,750)	(22,874)	(517,606)	(100,062)
Cash flows from financing activities
Repayment of long-term loan	—	(82,500)	—	(85,000)
Proceeds from Recapitalization transaction, net	—	673,953	—	672,893
Exercise of options	1,197	45	3,680	342
Net cash provided by continuing financing activities	1,197	591,498	3,680	588,235
Net cash provided by discontinued financing activities	—	—	—	—
Net cash provided by financing activities	1,197	591,498	3,680	588,235
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,664)	(1,107)	(3,981)	139
Net change in cash and cash equivalents and restricted cash	(202,848)	580,918	(538,627)	506,452
Cash and cash equivalents and restricted cash at beginning of the period	444,660	129,867	781,756	203,087
Cash and cash equivalents and restricted cash at end of the period	$239,148	$709,678	$239,148	$709,678

Annex A

IRONSOURCE LTD.

Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share amounts)

(Unaudited)

The following tables show the Company’s non-GAAP financial measures reconciled to the comparable GAAP financial measures included in this release.

Reconciliation of GAAP to Non-GAAP net income and net income per share:

	Q2 2022	Q2 2021
GAAP net income	$12,726	$10,004
Add:
Share-based compensation expense	27,411	20,664
Depreciation and amortization	17,389	5,874
Acquisition-related costs	3,591	455
Offering costs	—	2,755
Non-GAAP net income	$61,117	$39,752
Weighted-average ordinary shares outstanding—basic	1,019,451,473	658,950,556
Basic Non-GAAP net income per ordinary share	$0.06	$0.04
Weighted-average ordinary shares outstanding—diluted	1,062,899,357	746,974,212
Diluted Non-GAAP net income per ordinary share	$0.06	$0.04

* As of June 30, 2021, 1,012,617,242 ordinary shares outstanding and 1,120,289,186 ordinary shares on a fully diluted basis.

(Unaudited)

Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of GAAP net income to Adjusted EBITDA:

	Q2 2022	Q2 2021
GAAP net income	$12,726	$10,004
Add:
Financial expenses (income), net	(1,224)	977
Provision for (benefit from) income taxes	(3,871)	5,262
Share-based compensation expense	27,411	20,664
Depreciation and amortization	17,389	5,874
Acquisition-related costs	3,591	455
Offering costs	—	2,755
Adjusted EBITDA	$56,022	$45,991
Revenue	$182,785	$135,036
Net Income margin	7%	7%
Adjusted EBITDA margin	31%	34%

Reconciliation of GAAP to Non-GAAP gross profit and gross profit margin:

	Q2 2022	Q2 2021
GAAP gross profit	$142,204	$112,271
Add:
Share-based compensation expense	918	328
Depreciation and amortization	15,089	5,043
Non-GAAP gross profit	$158,211	$117,642
GAAP gross margin	78%	83%
Non-GAAP gross margin	87%	87%

Reconciliation of GAAP to Non-GAAP operating expenses:

	Q2 2022	Q2 2021
Research and development
GAAP research and development expense	$35,208	$23,161
Less:
Share-based compensation expense	10,220	6,336
Acquisition-related costs	415	79
Non-GAAP research and development expense	$24,573	$16,746
GAAP research and development expense as a percentage of revenue	19%	17%
Non-GAAP research and development expense as a percentage of revenue	13%	12%

(Unaudited)

	Q2 2022	Q2 2021
Sales and marketing
GAAP sales and marketing expense	$77,901	$52,181
Less:
Share-based compensation expense	9,829	4,652
Depreciation and amortization	1,771	446
Acquisition-related costs	1,151	126
Non-GAAP sales and marketing expense	$65,150	$46,957
GAAP sales and marketing expense as a percentage of revenue	43%	39%
Non-GAAP sales and marketing expense as a percentage of revenue	36%	35%

	Q2 2022	Q2 2021
General and administrative
GAAP general and administrative expense	$21,464	$20,686
Less:
Share-based compensation expense	6,444	9,348
Depreciation and amortization	529	385
Acquisition-related costs	2,025	250
Offering costs	—	2,755
Non-GAAP general and administrative expense	$12,466	$7,948
GAAP general and administrative expense as a percentage of revenue	12%	15%
Non-GAAP general and administrative expense as a percentage of revenue	7%	6%